FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2004

Commission File Number: 333-13580

Teléfonos de México, S.A. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö ......Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

MCI AND TELMEX CLOSE EMBRATEL TRANSACTION

ASHBURN, Va., July 23, 2004 and Mexico City, Mexico - MCI, Inc. (NASDAQ: MCIP) (MCI) and Teléfonos de México, S.A. de C.V. (BMV: TELMEX; NYSE: TMX; NASDAQ: TFONY; LATIBEX: XTMXL) (TELMEX) today announced that TELMEX has completed its acquisition of MCI's equity stake in Brazilian telecommunications provider Embratel Participações (BOVESPA: EBTP3, EBTP4; NYSE: EMT) (Embratel).

Under the sale agreement announced on March 15, 2004 and subsequently amended, TELMEX paid an aggregate of U.S. $400 million cash for MCI's 19.26 percent economic interest and 51.79 percent voting interest in Embratel.

"This sale brings MCI the best of both worlds, helping us maximize our focus on core operations while enabling us to continue to serve our customers," said Jonathan Crane, MCI president of international and chief strategy officer. "As an integral part of our global strategy, MCI continues to deploy new technologies and services to our business customers in South America."

Jaime Chico Pardo, CEO of TELMEX, said, "the acquisition of Embratel not only reinforces our international strategy but also enables us to expand our synergies in the region and our offering of state-of-the-art telecommunications products and services on the continent. We have made a long-term commitment to the region and our investments there, and we are confident that TELMEX will play an important part in its telecommunications growth."

About MCI

MCI, Inc. (NASDAQ: MCIP) is a leading global communications provider, delivering innovative, cost-effective, advanced communications connectivity to businesses, governments and consumers. With the industry's most expansive global IP backbone, based on the number of company-owned points of presence, and wholly-owned data networks, MCI develops the converged communications products and services that are the foundation for commerce and communications in today's market. For more information, go to www.mci.com.

About TELMEX

TELMEX is the leading telecommunications company in Mexico with 16.5 million telephone lines in service, 2.8 million line equivalents for data transmission and 1.6 million Internet accounts. TELMEX offers telecommunications services through a fiber optic digital network. TELMEX and its subsidiaries offer a wide range of advanced telecommunications, data and video services, Internet access as well as integrated telecom solutions for corporate customers. Additionally, the company offers telecommunications services through its affiliates in Argentina, Brazil, Chile, Colombia and Peru. More information about TELMEX can be accessed on the Internet at www.telmex.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 23, 2004	TELÉFONOS DE MÉXICO, S.A. DE C.V. By: __________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: Teléfonos de México, S.A. de C.V. MCI AND TELMEX CLOSE EMBRATEL TRANSACTION